Filed by PrivateBancorp, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Private Bancorp, Inc.
Commission File No.: 001-34066
Date: December 7, 2016
All-Team Announcement
From:  Larry D. Richman

Today we announced that the stockholder meeting to vote on the proposed sale to CIBC -- originally scheduled for Thursday, December 8, 2016 – has been postponed.  The new date, time and location of the meeting will be announced in the first quarter.

We remain committed to the transaction. Yet in view of the significant changes to the trading market conditions over the past few weeks, we believe it is in the best interests of all PrivateBancorp's stockholders to have additional time to consider the value and long-term strategic benefits of this transaction.

A combination with CIBC has clear and compelling long-term strategic benefits.  It enhances our financial strength, provides us with a larger platform from which to serve our commercial and consumer clients and deepens our wealth management capabilities.  Ultimately, combining with CIBC will provide us with additional growth opportunities by tapping into the combined company's core competencies, talented employees and shared resources.

As we work through the transaction process, our focus remains on serving our customers and continuing to make progress toward the integration with CIBC.  We will share updates on various work streams in the coming weeks and will discuss our progress in greater detail at the January All-Team meeting.  As we move forward, I want to thank you for your continued commitment to running our business, serving our clients, strengthening our communities and living our values.  Your contributions to these efforts remain critical to our ongoing success.

/s/ Larry
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In connection with the proposed transaction, CIBC has filed with the SEC a Registration Statement on Form F-4 that includes a Proxy Statement of PrivateBancorp and a Prospectus of CIBC, as well as other relevant documents concerning the proposed transaction. Stockholders may obtain a free copy of the definitive proxy statement/prospectus, as well as other filings containing information about CIBC and PrivateBancorp, without charge, at the SEC's website (http://www.sec.gov). CIBC, PrivateBancorp, their respective directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction.